Exhibit 99.1

TO THE SHAREHOLDERS OF Borqs Technologies, INC.

November 5, 2024

Enclosed is a Notice of the 2024 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”), which will be held at the Beijing office of the Company at Suite 318, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China, on Friday, December 20, 2024 at 10:00 a.m. local time in Beijing, China.

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect one Class III Director to serve until the 2027 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on November 4, 2024, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

Adoption of Proposal One requires the affirmative vote of the majority of the votes cast at a meeting where a quorum of at least 15% of the issued and outstanding share capital is present or represented. Adoption of Proposal Two requires the affirmative vote of the majority of the votes cast at a meeting where a quorum of at least 15% of the issued and outstanding share capital is present or represented.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

By:	/s/ Pat Sek Yuen Chan
Name:	Pat Sek Yuen Chan
Title:	Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 5, 2024

NOTICE IS HEREBY given that the 2024 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”) will be held at 10:00 a.m. local time in Beijing, China on Friday, December 20, 2024, at the Beijing office of the Company at Suite 318, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III Director to serve until the 2027 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Yu Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on November 4, 2024, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on November 4, 2024, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Ordinary Shares on November 4, 2024.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Dexter Fong
Name:	Dexter Fong
Title:	Chief Financial Officer

November 5, 2024

BORQS TECHNOLOGIES, INC.

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 20, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Borqs Technologies, Inc., a British Virgin Islands corporation (the “Company”), for use at the Company’s 2024 Annual General Meeting of Shareholders (the “Meeting”) to be held at the Beijing office of the Company at Suite 318, 3/F, Dongfeng KASO, Dongfengbeiqiao, Chaoyang District, Beijing 100016, China, at 10:00 a.m. local time in Beijing, China, on Friday, December 20, 2024, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 14, 2024, to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on November 4, 2024 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 28,970,077 ordinary shares, no par value (the “Ordinary Shares”) issued and outstanding.  Each shareholder of record on the Record Date is entitled to one (1) vote for each Ordinary Share then held.  The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

A quorum of fifteen percent (15%) of the Ordinary Shares outstanding as of the Record Date, present in person or by proxy, will be required to conduct the Meeting. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum. If a quorum is not present at the Meeting, the Chairman of the Board may adjourn the meeting to a later date. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are quoted on the OTC-QB under the symbol “BRQSF”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s Hong Kong office, Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

As provided in the Company’s Memorandum of Association, as amended, the Board is divided into three classes and each director is elected to serve for a three-year term.  Directors elected to the Board serve until the annual general meeting of shareholders three years after their election or until a director’s successor is duly elected.  The term of the two directors in Class I will expire at the 2025 Annual General Meeting of Shareholders. The term of the two directors in Class II will expire at the 2026 Annual General Meeting of Shareholders.  The term of the one director in Class III will expire at the 2024 Annual General Meeting of Shareholders.

The Board has nominated Pat Sek Yuen Chan as a Class III Director. If duly elected at this Meeting, the foregoing nominee will serve until the 2027 Annual General Meeting of Shareholders or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person(s) named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person(s) named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the one nominee for Class III Director of the Company is set forth below:

Name	Age	Position
Pat Sek Yuen Chan	60	Class III Director

Pat Sek Yuen Chan, 60, has been the Chairman of our Board, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure business unit of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Based on the above description of Mr. Chan’s extensive background, the Company believes that Mr. Chan qualifies to serve on the Board.

The following subcommittees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Kaiyue Lin (Chairperson), Wan Yu “Lawrence” Chow and Ji “Richard” Li.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for implementing, reviewing and approving the Company’s compensation plans to its employees and directors. The Compensation Committee currently consists of Wan Yu “Lawrence” Chow (Chairperson), Ji “Richard” Li and Fang-Wei “Steve” Tsao.

●	Nominating and Corporate Governance Committee. The Board established a Nominating and Corporate Governance Committee, which is responsible for establishing criteria and qualifications for membership on the Board, selecting candidates, and monitoring and recommending subcommittees of the Board for the appropriate corporate governance guidelines. The Nominating and Corporate Governance Committee currently consists of Wan Yu “Lawrence” Chow (Chairperson) and Ji “Richard” Li.

●	Enterprise Risk Oversight Committee. The Board established an Enterprise Risk Oversight Committee, which is responsible for carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. This committee currently consists of the same members as the Audit Committee.

●	Risk and Security Committee. The Board established a Risk and Security Committee, which is responsible for overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. This committee currently consists of the same members of the Nominating and Corporate Governance Committee.

Required Vote.  Approval of Proposal One will require the affirmative vote of the majority of the votes cast at a meeting where a quorum of at least 15% of the issued and outstanding share capital is present or represented.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE NOMINEE(S) FOR THE CLASS OF DIRECTORS AS INDICATED.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR(S) UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
independent registered public accounting firm

The Board is submitting for ratification at the Meeting the selection of Yu Certified Public Accountant PC (“YU CPA”) as the Company’s independent registered public accounting firm auditors for the fiscal year ending December 31, 2024. YU CPA was appointed as the Company’s independent registered public accounting firm by the Audit Committee on October 22, 2024.

YU CPA has advised the Company that YU CPA does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by YU CPA are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast at a meeting where a quorum of at least 15% of the issued and outstanding share capital is present or represented.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF YU CERTIFIED PUBLIC ACCOUNTANT PC AS THE independent registered public accounting firm OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report on Form 20-F to shareholders for the year ended December 31, 2023 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.borqs.com.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to Sandra Dou, VP of Corporate Finance, at sandra.dou@borqs.net or write to Investor Relations, Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

By Order of the Board of Directors

By:	/s/ Dexter Fong
Name:	Dexter Fong
Title:	Chief Financial Officer

November 5, 2024